FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



 [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

For the fiscal year ended December 31, 2004

                                       OR


 [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
     [NO FEE REQUIRED]

For the transition period from .........to.........

Commission Title Number 1-10689

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               LIZ CLAIBORNE, INC.
                                  1441 BROADWAY
                            NEW YORK, NEW YORK 10018

THE LIZ CLAIBORNE 401(K) SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

   FINANCIAL STATEMENTS:

     Statements of Assets Available for Benefits as of December 31, 2004
      and 2003                                                               2

     Statement of Changes in Assets Available for Benefits for the Year
      Ended December 31, 2004                                                3

     Notes to Financial Statements as of December 31, 2004 and 2003 and
      for the year ended December 31, 2004                                  4-9

   SUPPLEMENTAL SCHEDULE:

     Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held
      at End of Year) as of December 31, 2004                               10

SIGNATURES                                                                  11

EXHIBIT INDEX                                                               12

    Independent Registered Public Accounting Firm's Consent


All other schedules required by Section 2520.103-10 of the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of:
The Liz Claiborne 401 (k) Savings and Profit-Sharing Plan
New York, NY

We have audited the accompanying statements of assets available for benefits of the Liz Claiborne 401 (k) Savings and Profit-Sharing Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------


New York, New York
June 23, 2005

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


                                                      2004              2003

INVESTMENTS--At fair value                        $209,860,019      $184,069,500
                                                  ------------      ------------

RECEIVABLES:
  Employer's contributions                           5,896,286         5,462,755
  Dividends and interest                                   904               444
                                                  ------------      ------------

           Total receivables                         5,897,190         5,463,199
                                                  ------------      ------------

ASSETS AVAILABLE FOR BENEFITS                     $215,757,209      $189,532,699
                                                  ============      ============


See notes to financial statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


ADDITIONS:
  Investment income:
    Interest                                                        $    726,781
    Dividends                                                          4,557,300
    Net appreciation in fair value of investments                     13,339,370
                                                                    ------------

         Net investment income                                        18,623,451
                                                                    ------------

  Contributions:
    Employer                                                           9,583,993
    Participants                                                      14,841,550
    Transfer from merged plans                                           847,393
                                                                    ------------

                                                                      25,272,936
                                                                    ------------

         Total additions                                              43,896,387
                                                                    ------------

DEDUCTIONS:
  Benefits paid to participants                                       17,671,877
                                                                    ------------

INCREASE IN ASSETS AVAILABLE FOR BENEFITS                             26,224,510

ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                                  189,532,699
                                                                    ------------

  End of year                                                       $215,757,209
                                                                    ============


See notes to financial statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--Effective January 1, 1985, Liz Claiborne, Inc. (the "Company") adopted the Liz Claiborne Savings Plan, which provides for contributions pursuant to section 401(k) of the Internal Revenue Code of 1986, as amended, which plan has been amended and restated from time to time. Effective January 1, 1983, the Company adopted the Liz Claiborne Profit Sharing Retirement Plan, a profit sharing plan that provides for employer profit sharing contributions, which plan has also been amended and restated from time to time. Effective as of April 1, 2000, the Company amended and restated the Liz Claiborne Savings Plan and adopted the Liz Claiborne 401(k) Savings and Profit Sharing Plan to reflect the merger into it of the Liz Claiborne Profit Sharing Retirement Plan, the Lucky Plan, and the Segrets Plan effective as of December 31, 1999 and the Laundry Plan effective as of April 1, 2000; and (ii) to further amend the Plan to comply with the provisions of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000, as well as other amendments determined by the Company to be appropriate to further the purposes of the Liz Claiborne Savings Plan, effective as of the dates required by such provisions of law or as expressly set forth herein, and otherwise as of the date hereof. The Plan has since been amended and restated effective January 1, 2002. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      The provisions of the Plan comply with the requirements of ERISA. Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements (the "Employees") become eligible to make elective deferrals upon attainment of age 21 and, for full-time employees, completion of six months of service and for part-time employees, completion of one-year of Eligibility Service.

      Effective January 1, 2002, full-time employees are eligible to receive an employer-matching contribution upon completion of six months of service and part-time employees are eligible to receive such contributions after completion of one-year of Eligibility Service. Full-time and part-time employees are eligible to receive a profit-sharing contribution after completion of one year of Eligibility Service. The Plan's entry date is the first day of the month coincident with or next following satisfaction of the eligibility criteria.

      Effective April 1, 2000, there is an automatic enrollment into the Plan. Employees who meet the eligibility conditions of the Plan, and are not currently participating in the Plan, will be automatically enrolled for a 3% Tax-Saver contribution. Employees have the opportunity to waive the automatic enrollment election prior to any Plan contribution deducted from their pay.

      As of January 1, 2004, the Juicy Inc. Profit Sharing Plan and the Juicy Inc. 401(k) Saving Plan were merged into the Plan, as a result of the Company's acquisition of Juicy, Inc. during 2003. The merger resulted in the transfer of $847,393 of net assets into the Plan on January 1, 2004.

      Contributions--Effective January 1, 2003, participants who are not highly compensated may contribute amounts ranging from 1% to 50% of pretax annual compensation, as defined in the Plan. The participants who are highly compensated may contribute amounts ranging from 1% to 8% of pretax annual compensation. Participants' contributions are made at the option of each employee, except that certain participants may be restricted as to the amount of the contribution pursuant to the provisions of the Internal Revenue Code, as amended (the "Code"). The Company makes a contribution matching an amount equal to 50% of each participant's contributions up to 6% of the participant's compensation. Additionally, the Company makes profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. Profit sharing contributions for the plan year ended December 31, 2004 were 3% of participants' eligible salaries, as defined. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a Company stock fund and a self-directed brokerage account as investment options for participants.

      Participant Accounts--Each participant's account is credited with the participant's and Company's contribution as well as an allocation of the Plan's earnings. The allocation is based on participants' compensation, as defined in the Plan document.

      Vesting--Participants' elective deferrals are immediately vested. Participants become vested in their Company matching and profit sharing contributions accounts based on their number of years of service with the Company. The vesting schedule is as follows:

      All participant matching contributions and the profit sharing contributions for participants hired prior to January 1, 1997:

        Years of Service                                              Vested
        with the Company                                            Percentage

        Less than 2                                                       0%
        2                                                                20%
        3                                                                40%
        4                                                                60%
        5                                                                80%
        6 or more                                                       100%

      The profit sharing contributions for participants hired on or after January 1, 1997:

                                                                      Vested
        Years of Service with the Company                           Percentage

        Less than 5                                                       0%
        5                                                               100%

      Participants' interest in their accounts is fully vested and nonforfeitable in the event of death, disability or retirement at or after normal retirement date (age 65).

      Investment Options--During 2004, participants were able to direct employee deferrals and Company contributions into any of 16 investment options, including the Company stock fund, in no less than 5% increments. The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange for the Company stock fund. This fund's investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company's contributions to the Company stock fund may be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 4).

      The Company also offers a self-directed brokerage account, which allows participants to invest in other mutual funds. Initially a $2,500 minimum deposit is required to open an account, which must be transferred from current account balances in the Plan. Deferrals may not be deposited directly into the self-directed account and direct withdrawals and loans are prohibited.

      Participant Loans--Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of the account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. In 2004, the rates ranged between 5% and 10.75%. Principal and interest is paid ratably through payroll deductions not to exceed 5 years.

      Effective April 1, 2000, loans were limited to one outstanding at any time. Existing loans were grandfathered, however, new loans will not be allowed until all outstanding loans are paid in full.

      Payment of Benefits--Upon termination of employment, the value of a participant's vested account is payable in stock of the Company, or in cash, or the participant may elect to roll the balance to an IRA or a future employer's plan. At the participant's election, such distribution may be requested immediately. Alternatively, (i) if the balance is less than $5,000, a distribution will be processed as soon as practicable after the participant's termination of employment, or (ii) if the account balance is in excess of $5,000, payments can be requested in either a lump-sum or monthly, quarterly, semiannual or annual installments for a period not to exceed the participant's life or the lives of the participant and his/her beneficiary.

      As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal. For hardship withdrawals taken prior to January 1, 2002, a 12-month suspension from contributing to the Plan is required. For hardship withdrawals taken after January 1, 2002, a 6-month suspension is required.

      Forfeited Accounts--At December 31, 2004 and 2003, forfeited non-vested account balances totaled $494,216 and $905,022, respectively. This amount will be used to reduce future Company contributions, pursuant to the Plan Document. Also, in 2004, employer contributions were reduced by $1,572,663 for 2003 forfeitures.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Investment Valuation and Income Recognition--The Plan's investments are stated at market value. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the Plan at year-end. Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not significant to the Plan's financial statements. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on plan assets are determined based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

      Payment of Benefits--Benefit payments are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2004 and 2003.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      Risks and Uncertainties--Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in such risk factors could materially affect participant account balances and the amount reported on the statement of net assets available for plan benefits and changes therein.

      Administrative Costs--The Company pays all administrative expenses incurred by the Plan as provided in the Plan document.

3.    INVESTMENTS

      The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 2004 and 2003 was as follows:

                                                       2004             2003

        Managed Income Port Class II               $ 37,413,536     $ 14,871,451
        Alger Midcap Growth I                        14,992,559       12,190,252
        American Growth of America R4                22,454,679       18,937,834
        *Fidelity Freedom 2010                       23,636,573       24,545,007
        Spartan US Equity Index                      28,882,551       26,160,801
        *Fidelity US Bond Index                      22,790,025       19,820,605
        MSI Intl. Equity                             13,523,611               --
        *Liz Claiborne, Inc. Common Stock            19,586,917       17,145,517
        *American Express Trust Income II                    --       22,649,357

        *Permitted party-in-interest

      During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,339,370, as follows:

                                                                         2004

        Net appreciation in market value:
          Common Stocks                                             $  8,391,466
          Blended Stock                                                1,250,966
          Self-directed brokerage account                                377,807
          Liz Claiborne, Inc. Common Stock                             3,319,131
                                                                    ------------

                                                                    $ 13,339,370
                                                                    ============

4.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

      As of December 31, 2004, the members of the Plan's Administrative Committee served in the following respective Company positions: Chairman of the Board and Chief Executive Officer; Senior Vice President and Chief Financial Officer; Vice President, Treasury and Investor Relations and Treasurer; and Vice President, Cash and Risk Management.

      The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Liz Claiborne, Inc.'s Common Stock transactions qualify as party-in-interest transactions.

      Certain plan investments are units of funds managed by Fidelity Management Company Trust. Fidelity Management Company Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

      At December 31, 2004 and 2003, the Plan held 464,035 and 483,517 shares, respectively, of common stock of Liz Claiborne, Inc., the sponsoring employer, with a cost basis of $11,597,240 and $10,954,066, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $105,795 from the common stock of Liz Claiborne, Inc.

      Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

      These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

5.    PLAN TERMINATION

      The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions that had been credited to each participant's account would fully vest. At this time, management has no intention of terminating the Plan.

6.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated January 7, 2005, that the Plan and related trust are designed in accordance with the applicable regulations of the Internal Revenue Code ("IRC"). The Company, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

                                                                      Plan#: 002
                                                                 EIN: 13-2842791

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i
DECEMBER 31, 2004
--------------------------------------------------------------------------------

        Identity of Issuer, Borrower,                  Investment     Cost Price   Market Price        Current Value
           Lessor, or Similar Party                   Description

Brokerage Link  Fund                                  Mutual Fund     **               $    --         $   3,446,804
Alger Midcap Growth I                                 Mutual Fund     **                 16.87            14,992,559
Oakmark Fund I                                        Mutual Fund     **                 41.77             8,071,522
Royce Total Return                                    Mutual Fund     **                 12.26             7,524,870
MSI Intl Equity                                       Mutual Fund     **                 20.85            13,253,611
American Growth of America R4                         Mutual Fund     **                 27.23            22,454,679
* Liz Claiborne Stock                                 Common Stock    **                 42.21            19,586,917
* Interest Bearing Cash                                   Cash        **                  1.00               613,284
* Fidelity Freedom Income                             Mutual Fund     **                 11.27               123,756
* Fidelity Freedom 2000                               Mutual Fund     **                 12.08               564,024
* Fidelity Freedom 2010                               Mutual Fund     **                 13.62            23,636,573
* Fidelity Freedom 2020                               Mutual Fund     **                 13.96             1,048,959
* Fidelity Freedom 2030                               Mutual Fund     **                 14.08             1,272,936
* Fidelity Mgd Inc Port II                            Mutual Fund     **                  1.00            37,413,536
* Fidelity Us Bd Index                                Mutual Fund     **                 11.14            22,790,025
* Fidelity Freedom 2040                               Mutual Fund     **                  8.27               462,173
Spartan Us Eq Index                                   Mutual Fund     **                 42.86            28,882,551

* Loans to Participants at interest rates ranging from
  5%-10.75% and maturity dates to July 24, 2009                                                            3,721,240
                                                                                                       -------------

Total investments at fair value                                                                        $ 209,860,019
                                                                                                       =============


* Represents a party-in-interest to the Plan.
** Cost information is not required as investments are participant-directed.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.







                                          THE LIZ CLAIBORNE 401(k) SAVINGS
                                          AND PROFIT SHARING PLAN
                                          --------------------------------------
                                          (Name of Plan)



                                          By  /s/ Michael Scarpa
                                          --------------------------------------
                                          Michael Scarpa
                                          Member of Administrative Committee

                                          June 28, 2005

                                 EXHIBIT INDEX
                                 -------------

Exhibit
Number    Description
------    -----------

23.1*     Independent Registered Public Accounting Firm's Consent.


*Filed herewith.